Luxfer Holdings Announces Strong Growth in
Revenue and Earnings for 2018 Second Quarter

Company increases 2018 full-year guidance, as robust demand across product lines and early benefits of transformation initiatives result in adjusted earnings of $0.44 per share for second quarter.

MANCHESTER, UK - (BUSINESS WIRE)- Luxfer Holdings PLC (NYSE: LXFR), a global producer of highly-engineered advanced materials, today announced financial results for its second quarter, which ended July 1, 2018. To access a PDF of the completed report for the second quarter of 2018, click here.

•Consolidated revenue for the second quarter of 2018 increased 20 percent to $128.2 million from $106.6 million in the second quarter of 2017.
•Elektron Segment revenue increased 34 percent on strong growth in the company’s proprietary SoluMag® alloy, in addition to continued strength in magnesium-based disaster-relief products and higher shipments of zirconium-based catalysts.
•Gas Cylinder Segment revenue increased 8 percent on higher shipments of aluminum cylinders, alternate fuel systems, and Superform products.
•Gross profit margin for the second quarter of 26.5 percent increased from 24.7 percent due to operating leverage related to higher volumes and ongoing productivity initiatives.
•Adjusted EBITDA increased 40 percent to $21.3 million from $15.2 million.
•Second-quarter net income was $10.2 million, up from $2.5 million for the second quarter of 2017. Adjusted net income was $12.2 million for the second quarter of 2018, up 85 percent from $6.6 million for the second quarter of 2017.
•On a per-share basis, unadjusted basic earnings per share were $0.38 for the second quarter of 2018 versus $0.09 for the second quarter of 2017. Adjusted diluted earnings per share were $0.44, compared with $0.25 for the second quarter of 2017 for an increase of 76 percent.
•Net cash inflow before financing was $8.0 million for the second quarter of 2018, a 7 percent improvement over the prior year’s inflow of $7.5 million.

“Growth across business units, improved execution, and the early benefits of our productivity initiatives drove a very strong quarter for Luxfer,” stated Luxfer’s Chief Executive Officer Alok Maskara. “We are notably pleased with growing customer demand for our innovative SoluMag product, which is helping U.S. oil and gas well operators improve productivity and lower maintenance costs. Overall, we remain on track to deliver on our business transformation plan to achieve sustainable revenue growth, improve profitability and increase cash conversion.”

For the first half of 2018, revenue increased 18 percent to $247.9 million from $210.0 million for the same period in 2017. Year-to-date net income was $19.2 million, up from $9.1 million. Unadjusted basic earnings per share were $0.72, compared with $0.34 for the first half of 2017. Adjusted diluted earnings were $0.83 per share for the first half of 2018, up 60 percent from $0.52 a year ago.

Outlook
Based on the financial performance of the second quarter and outlook for the remainder of 2018, the company is increasing its guidance for the 2018 full year to EPS of $1.35 to $1.45 on an adjusted, fully diluted basis. This outlook incorporates expected usual seasonality and lower disaster-relief sales in the second half of the year, as well as for planned higher expenses related to simplification and productivity projects.

Conference Call Information
Luxfer has scheduled a conference call at 8:30 a.m. U.S. Eastern Time on Thursday, August 2, 2018, on which management will provide a review of the company’s results for the second quarter. U.S. participants may access the conference call by telephoning 877-341-8545. U.K. participants may call 08000288438. Participants from other countries may call +1-908-982-4601. The participant conference ID code is 4171909. The following link to access slides related to the conference call: https://event.webcasts.com/starthere.jsp?ei=1177972&tp_key=9c509c305b.

A recording of the conference call will be available for replay two hours after the completion of the call and will remain accessible until the next quarterly report is released. To hear the recording, call 800-585-8367 in the U.S., 08009172646 in the U.K. and +1-404-537-3406 in other countries. Enter conference ID code 4171909   when prompted. Slides used in the presentation and a recording of the call will also be available in the investor relations section of the Luxfer website at www.luxfer.com.

Non-GAAP Financial Measures
This release refers to non-GAAP financial measures including “adjusted gross profit”, “adjusted engineering, selling, general, and administrative expenses”, “adjusted segment income (loss)”, “adjusted net income (loss)”, and “adjusted diluted earnings (loss) per share.”  Refer to the accompanying financial schedules for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to certain GAAP financial measures.

Forward-Looking Statement
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Holdings PLC (“Luxfer”)
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer’s high-performance materials, components, and high-pressure gas containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Investor Contact:
Douglas A. Fox, CFA
Director, Investor Relations

Cassandra Stanford
Communications Specialist

+1 951-341-2375
Investor.relations@luxfer.com